Filed by Andrew Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Andrew Corporation
Commission File No. 001-14617
The slides contained in this filing were presented to investors by members of management of ADC Telecommunications, Inc. and Andrew Corporation beginning on June 21, 2006.
PRELIMINARY | SUBJECT TO FURTHER REVIEW AND EVALUATION THESE MATERIALS MAY NOT BE USED OR RELIED UPON FOR ANY PURPOSE OTHER THAN AS SPECIFICALLY CONTEMPLATED BY A WRITTEN AGREEMENT WITH CREDIT SUISSE. Creating a Global Leader in Network Infrastructure

Cautionary Statement under the Private Securities Litigation Reform Act of 1995 This presentation contains statements regarding the proposed transaction between ADC and Andrew, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the proposed transaction and other statements about the future expectations, beliefs, goals, plans or prospects of the management of each of ADC and Andrew. These statements are based on current expectations, estimates, forecasts and projections and management assumptions about the future performance of each of ADC and Andrew and the combined company, as well as the businesses and markets in which they do and are expected to operate. These statements constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Words such as "expects," "believes," "estimates," "anticipates," "targets," "goals," "projects," "intends," "plans," "seeks," and variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical fact. These forward- looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Factors that may cause actual outcomes to differ from what is expressed or forecasted in these forward-looking statements, include, among other things: the ability to consummate the proposed transaction; difficulties and delays in obtaining regulatory approvals for the proposed transaction; difficulties and delays in achieving synergies and cost savings; potential difficulties in meeting conditions set forth in the definitive merger agreement; fluctuations in the telecommunications market; the pricing, cost and other risks inherent in long-term sales agreements; exposure to the credit risk of customers; reliance on contract manufacturers and other vendors to provide goods and services needed to operate the businesses of ADC and Andrew; fluctuations in commodity prices; the social, political and economic risks of the respective global operations of ADC and Andrew; the costs and risks associated with pension and postretirement benefit obligations; the complexity of products sold; changes to existing regulations or technical standards; existing and future litigation; difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others; and compliance with environmental, health and safety laws. For a more complete list and description of such risks and uncertainties, refer to ADC's Form 10-K for the year ended October 31, 2005 and Andrew's Form 10-K for the year ended September 30, 2005 as well as other filings made by ADC and Andrew with the United States Securities and Exchange Commission (the SEC). Except as required under the US federal securities laws and the rules and regulations of the SEC, ADC and Andrew disclaim any intention or obligation to update any forward-looking statements after the distribution of this press release, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

Additional Information and Where to Find It and Participants in Solicitation Additional Information and Where to Find It In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF ADC AND STOCKHOLDERS OF ANDREW ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/ PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of ADC and stockholders of Andrew. Investors and security holders will be able to obtain the documents free of charge at the SEC's web site, www.sec.gov. Investors and security holders may also obtain the documents free of charge from Investor Relations at ADC by writing Investor Relations, ADC Telecommunications, Inc., P.O. Box 1101, Minneapolis, Minnesota 55440-1101; or calling 952-917-0991; or at www.adc.com/investorrelations/financialinformation/secfilings/. Investors and security holders may also obtain the documents free of charge from Investor Relations at Andrew by writing Investor Relations, Andrew Corporation, 3 Westbrook Corporate Center, Suite 900, Westchester, Illinois 60154; or calling 800-232-6767; or at www.andrew.com/investors/sec Participants In Solicitation ADC, Andrew and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning ADC's participants is set forth in the proxy statement dated, January 24, 2006, for ADC's 2006 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning Andrew's participants is set forth in the proxy statement, dated December 30, 2005, for Andrew's 2006 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of ADC and Andrew in the solicitation of proxies in respect of the merger will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.

Agenda A Powerful Combination Compelling Strategic Rationale Shareholder Value Creation Growth Opportunities from Convergence Synergistic Rationale and Details Supporting Materials Industry Trends Supporting the Strategic Combination A Global Leader in Network Infrastructure ADC's Proven Execution Proposed Leadership Structure Transaction Structure

ADC Andrew: A Powerful Combination Stronger Combined than standalone Scale to be a growth leader ($3.3 billion) Relevance to consolidating carriers Converged solutions for Fixed/Mobile networks Global footprint and sales channels Successful Management with proven execution ADC Andrew ADC Andrew 80%+ of ADC sales are focused in wireline infrastructure Ranked #1 or #2 in each major product group Innovative wireline and wireless technology portfolio Improving operational and financial performance 90%+ of Andrew sales are focused in wireless infrastructure Ranked #1 or #2 in each major product group Significant wireless technology portfolio Strong global presence including India and China

Compelling Strategic Rationale Provides Scale that drives: Relevance to the consolidating customer base through leading portfolio of advanced Fixed/Mobile infrastructure Accelerated Growth through greater International presence and enhanced ability to cross-sell Cost Synergies through leverage and rationalization Uniquely positions ADC Andrew to capitalize on Convergence Led by successful Management Team with turnaround, integration, and proven execution experience Significant Shareholder Value Creation

Combination Creates Shareholder Value Strengthens international and wireless market penetration China, India, Europe, OEMs Cross Selling ADC's connectivity products into Andrew's customers Provides Global Scale Economies Combined Purchasing/Operations SG&A Synergies Wireless R&D/Product Synergies Increases Customer Relevance in wireless markets Accelerates ADC's wireless strategy and product portfolio Participates in ADC's fast growing, higher margin market segments FTTX, Core Connectivity, Enterprise Stronger combined Wireless Portfolio: Digivance and Wireless connectivity Provides Global Scale Economies Combined Purchasing/Operations SG&A Synergies ADC's more profitable business model Expands Customer Relevance in wireline markets Led by successful ADC Management with turnaround, integration, and proven execution experience ADC Shareholder Value Creation Andrew Shareholder Value Creation 3 Stronger Combined than Standalone

Capitalizing on Convergence Want Mobility but Wireless is Broadband Challenged Want Broadband but Broadband is Mobility challenged Any Content, Any Where, Any Time Fixed/Mobile Networks Broadband Networks Quad-Play Services High Quality of Service Packet Networks Cost Effective Networks Scale Creation IP-Based Products Geographic Reach Converge Offerings Consolidate Companies End-Users Carriers Suppliers New Converged Networks Converging their different Networks Upgrading networks to IP and broadband Consolidating to Converge Services Drives Drives 3 Network Convergence Creates Growth for ADC Andrew Drives

Communications Industry History and Current Expectations EXPECTATIONS 2001 2002 2003 2004 2005 2006 2007 Economic Value Downturn Stability Growth Consolidation Convergence is Driving Consolidation AT&T/SBC/Cingular/BellSouth Sprint/Nextel Verizon/MCI Telefonica/O2 Carriers are Consolidating Nokia/Siemens Networks Alcatel/Lucent Ericsson/Marconi ADC/Andrew Vendors are Consolidating

ADC Andrew Delivers Unique Solutions for Network Convergence Wireless Solutions Integrated wireline and wireless devices/applications Enhanced network capacity and coverage High-speed data, video & transaction services Residential Solutions VoIP, mobile & Wi-Fi services High-definition video on demand FTTX for Triple Play Services including IPTV Enterprise Solutions Wireless/wireline voice, data, video, and graphical imaging Mission-critical signal integrity and throughput Next-gen Application Support Core Network Solutions IP-Based Circuit to Packet High Density Fiber, Broadcast

Synergistic Rationale Cost synergies begin year 1 with preliminary estimated pre- tax cost synergies in year 3 of at least $70-80 million (related EPS $0.25-$0.30) Revenue synergies present additional potential upside Andrew's strong global wireless presence accelerates penetration of ADC's connectivity and wireless products into Andrew's wireless customers Combine ADC and Andrew Professional Services into one global business unit creates enhanced wireless and connectivity pull-through opportunities Sell Andrew's Wireless Innovation products into ADC's enterprise customers Rationalize pricing structure of entire portfolio Combined EPS is non-dilutive first year, accretive thereafter, excluding purchase accounting adjustments and other acquisition-related expenses

ADC Andrew Synergy Summary Sales COGS Operating Expense Upside Year 1 Year 2 Year 3 Estimated Annual Synergies Operating Income ($millions) 9-10 18-20 35-40 9-10 18-20 35-40 Total ($millions)18-20 36-40 70-80 Synergy EPS 6-8¢ 12-15¢ 25-30¢ * Assumes a 15% cash tax rate, 234-236 million fully diluted shares Year 1 Year 2 Year 3 Year 1 Year 2 Year 3 ** Years are after Merger Closes ** Category New Connectivity and Digivance Sales Channels Professional Services Pull-through Wireless Innovations into Enterprises Rationalize Pricing Structure Procurement Leverage Facilities Rationalization Freight Consolidation Services Consolidation R&D Optimization Go-to-Market Consolidation G&A Rationalization Preliminary

Supporting Materials

Market Trends Present Global Growth Opportunities Source: ADC, Andrew, Credit Suisse First Boston, Morgan Stanley estimates MINUTES OF USE (MOU) GLOBAL SUBSCRIBERS DATA USAGE 03 04 05 06 07 03 04 05 06 07 IN TRILLIONS IN BILLIONS IN THOUSANDS (TERABYTES) 03 04 05 06 07 % PERCENT GLOBAL PENETRATION 03 04 05 06 07 Wireless Growth Trends Wireline Growth Trends Cumulative Take Rate of FTTX Homes Passed 0% 5% 10% 15% 20% 25% 30% 35% 40% 45% 50% 2004 2005 2006E 2007E 2008E Broadband Triple-Play Penetration Growth

Bandwidth Consumption Drives Opportunity for ADC Andrew Higher wireline access bandwidth Continued broadband data subscriber penetration Increasing wireless broadband penetration Enterprise connectivity rates continue to rise Bandwidth Consumption 2005 2010 Network Core 10 Gb/s 40 Gb/s Enterprise 10 Mb/s 100-1,000 Mb/s Consumer Data 1.5 Mb/s 10 Mb/s 3G Wireless 0.4 Mb/s 1.0 Mb/s Source: Merriman, Curhan Ford & Co.

ADC Andrew: Combining Two Industry Leaders

ADC
A Global Leader in Wireline Network Connectivity

Business	Sales
Copper Connectivity	$406 M
Fiber Connectivity	$208 M
Enterprise Connectivity	$190 M
Active Infrastructure	$140 M
Professional Services	$229 M

FY'05 Total Sales $1.2 billion

- 80%+ of ADC sales are focused in wireline infrastructure
- Ranked #1 or #2 in each major product group
- Innovative wireline and wireless technology portfolio
- Improving operational and financial performance

Andrew
A Global Leader in Wireless Communications Infrastructure

Business	Sales
Antenna & Cable Products	$1,050 M
Base Station Subsystems	$446 M
Network Solutions	$157 M
Wireless Innovations	$168 M
Satellite Comms	$140 M

FY'05 Total Sales $1.9 billion

- 90%+ of Andrew sales are focused in wireless infrastructure
- Ranked #1 or #2 in each major product group
- Significant wireless technology portfolio
- Strong global presence including India and China

15

Creating a Global Leader in Wireline and Wireless Infrastructure Cable and Connectivity Products Wireless Subsystems Products Copper Connectivity Coax Connectivity Fiber Connectivity RF Connectivity Apparatus Enterprise Connectivity Industrial Products Antennas Base Station Subsystems In-Building Distributed Coverage Geolocation Systems Satellite Combined ADC Andrew Merging Extensive & Complementary Product Lines

ADC and Andrew: Leading Customers, Diverse Segments, and Global

Combined Customer Sales

> 7,000 Customers Worldwide



Original Equipment Manufacturers 24%
Enterprise 6%
Telco (Wireline) 23%
Other 3%
Wireless 44%

Combined Geographic Sales

> 140 Countries



EMEA 29%
U.S./Canada 53%
AsiaPac 11%
Latin America 7%

Combined Representative Customers and Channels

- Alcatel
- Cisco
- Ericsson
- Huawei
- Lucent
- Motorola
- NEC
- Nokia
- Nortel
- Samsung
- Siemens
- ALLTEL
- América Móvil
- AT&T
- Belgacom
- Bell Canada
- BellSouth
- Bharti
- Bouygues Telecom
- BT
- Cegetel
- Century
- China Telecom
- China Mobile
- Cingular
- Citizens
- Comcast
- Cox
- Deutsche Telekom
- E-Plus
- France Telecom
- Hong Kong Telecom
- Hutchinson
- China Mobile
- Nextel
- Sprint
- TIM
- US Cellular
- Verizon Wireless
- Alliance
- General Dynamics
- Hutton
- Talley
- Telecom Italia
- Telecom New Zealand
- Telefonica
- TELMEX
- Telstra
- Time Warner
- T-Mobile
- Verizon
- Vodafone
- Bank of England
- Bloomberg
- Chase
- Citibank
- Dell
- ESPN
- Ford
- FOX
- GlaxoSmithKline
- Heathrow Airport
- Mayo Clinic
- Morgan Stanley
- NBC
- The Ohio State University
- Rolls Royce
- Seagrams
- Toll Collect
- University of So. California

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Global Coverage with Opportunities for Location Synergies Source: ADC and Andrew SEC filings. ADC Andrew Headquarters EMEA Berlin, Germany Brno, Czech Republic Agrate and Capriate, Italy Modrice, Czech Republic Buchdorf, Germany Lochgelly, Fife, United Kingdom Cheltenham, UK Asia Berkeley Vale, Australia Bangalore, India Yantai, China Shenzehn, China Suzhou, China Shanghai, China Goa, India Americas Eden Prairie, MN Shakopee, MN Orland Park, IL Sorocaba, Brazil Smithfield, NC Juarez, Mexico Reynosa, Mexico Location Examples

ADC's Operating Plan for Growth

Revenue Growth

- Network Transformation Drives Connectivity Growth
- Market Share Growth
  - Current Products and Services
  - Cross-sell ADC/KRONE
  - Developing Countries
- Organic Growth
  - OmniReach™ FTTX Solutions
  - Digivance® Wireless System
  - TrueNet® Structured Cabling
  - CopperTen™ 10G Cable
- Acquisitions to Build Scale in Core Business and Extend Global Presence

Earnings Growth

- Lower Cost of Sales
  - Move to Lower Cost Regions: China, India, Mexico, Czech Republic
  - Improve Sourcing and Logistics
- Lower SG&A Expenses
  - Shared Service Centers
  - Migrate Acquired Entities to Global ERP System
  - Simplify Business Structure
- $1,044 Million Deferred Tax Credits Near Fully Reserved
  - $818 Million Available to Reduce Income Taxes when Profitable (expires after 2021)
  - $226 Million Capital Loss Carryover (expires through 2009)

Strong track record of delivering operational and financial results

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ADC's Growth Strategy Success and Trajectory 2003 - Created Strategy to Focus on Global Network Infrastructure 2004 - Launched Strategy and KRONE Acquisition 2005 - Achieved Strong and Profitable Growth 2006 - 2008 - Become the Global Network Infrastructure Leader

ADC's 2005 Growth Was Strong Gaining Market Share...Investing for Growth...Acquiring for Scale 0 5 10 15 20 25 30 35 40 45 50 55 Market Growth Share Gain New Product Introduction Organic Growth Acquisitions 2005 Growth 9% 7% 6% 22% 29% 51% FY05 Sales Growth Drivers

ADC Andrew Proposed Leadership Structure Proposed Leadership Structure Proposed Leadership Structure Led by successful Management Team with turnaround, integration, and proven execution experience Collapses Andrew's 5 Business Units into 2 Business Groups Collapses ADC's 5 Product Areas into 2 Business Groups Full commitment from both organizations to achieve maximum benefit from the merger

Transaction Structure At Closing Andrew will become a wholly owned subsidiary of ADC Transaction expected to qualify as a tax-free reorganization Andrew shareowners will receive 0.57 of an ADC common share Resulting Ownership ADC shareholders: approximately 56% Andrew shareholders: approximately 44% 12 Board Members: 8 from ADC and 4 from Andrew Closing expected in 4 to 6 months from May 31 subject to: Customary regulatory and governmental reviews Both companies' shareholder approval

PRELIMINARY | SUBJECT TO FURTHER REVIEW AND EVALUATION THESE MATERIALS MAY NOT BE USED OR RELIED UPON FOR ANY PURPOSE OTHER THAN AS SPECIFICALLY CONTEMPLATED BY A WRITTEN AGREEMENT WITH CREDIT SUISSE. Creating a Global Leader in Network Infrastructure